Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT
AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is
The New Home Company Inc.

2. The Registered Office of the corporation in the State of Delaware is changed to
1679 S. Dupont Hwy. Suite 100
		(street), in the City of		Dover
County of	Kent .	Zip Code	19901 .	The name of the
Registered Agent at such address upon whom process against this Corporation may be
served is	Registered Agent Solutions, Inc.

3. The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By:	/s/ Miek Harbur
Authorized Officer

Name:	Miek Harbur
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